# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VirnetX Holding Corp, CIK 0001082324
CUSIP: 92823T207
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 308 Dorla Court, Suite 206, Zephyr Cove, Nevada (NV), 89448
Date of event which requires filing of this statement: 11/24/2025
Amends the filing with accession number 0001404771-07-000001
Filed by CIK 0001404771
Persons authorized to receive notices and communications: Kendall Larsen, 308 Dorla Court, Suite 206, Zephyr Cove, Nevada (NV), 89448, (775) 548-1785

## Reporting persons
- Larsen Kendall (CIK 0001404771): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 405,645; shared voting power 116,402; sole dispositive power 405,645; shared dispositive power 116,402; aggregate amount beneficially owned 522,047 (12.1% of the class); the aggregate amount excludes certain shares
  Comment: This Amendment No. 7 to Schedule 13D (this "Amendment 7") amends that certain Schedule 13D filed on behalf of Mr. Kendall Larsen (the "Reporting Person") with the Securities and Exchange Commission (the "Commission") on July 16, 2007 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed with the Commission on February 16, 2010, Amendment No. 2 thereto filed with the Commission on July 24, 2012, Amendment No. 3 thereto filed with the Commission on September 5, 2012, Amendment No. 4 thereto filed with the Commission on March 21, 2014, Amendment No. 5 thereto filed with the Commission on September 22, 2014, and Amendment No. 6 thereto filed with the Commission on November 12, 2024 ("Amendment 6", and, together with each of the foregoing amendments and the Original Schedule 13D, the "Amended Schedule 13D"). Changes in the Reporting Person's beneficial ownership from the time of the Amendment 6 filing are reflected in Forms 4 previously filed by the Reporting Person with the Commission and in Item 5(c) below.
  
  Since Amendment 6 was filed, the number of shares of the Issuer's Common Stock outstanding has increased by 541,718 shares, from 3,729,122 shares that were outstanding as of November 9, 2024 to 4,270,840 shares outstanding as of November 10, 2025.
  
  Except as otherwise set forth herein, the information set forth in the Amended Schedule 13D remains unchanged and is incorporated by reference into this Amendment 7.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: VirnetX Holding Corp
Address of issuer's principal executive offices: 308 Dorla Court, Suite 206, Zephyr Cove, Nevada (NV), 89448

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate number of shares of the Issuer's Common Stock beneficially owned by the Reporting Person is 522,047, which represents beneficial ownership of approximately 12,1% of the Issuer's Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has the sole power to vote, or to direct the vote, and to dispose, or to direct the disposition of 405,645 shares of Issuer's Common Stock beneficially owned by the Reporting Person.

The Reporting Person has the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of 15,000 shares of the Issuer's Common Stock held of record by K2 Investment Fund LLC of which the Reporting Person and Ms. Kathleen Larsen (the "Spouse") are the sole member-managers, 74,437 shares of the Issuer's Common Stock held by the Spouse, and 26,965 shares of the Issuer's Common Stock issuable pursuant to options exercisable within 60 days of November 24, 2025 held by the Spouse.

The holdings reported in this Amendment 7 excludes (i) 30,676 shares of Common Stock held by the Spouse's revocable trust; (ii) any shares of Common Stock or shares of Common Stock issuable pursuant to options that are presently exercisable or exercisable within 60 days of November 24, 2025 held by an adult child of the Spouse; and (iii) any shares of Common Stock held by an adult child of the Spouse in an irrevocable trust. The Reporting Person disclaims beneficial ownership of the excluded shares.

There have been no transactions between November 24, 2025 and the date of the filing of this Amendment 7 that would change the Reporting Person's sole or shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of shares of Issuer's Common Stock beneficially owned by the Reporting Person and the Spouse as reported in this Amendment 7.
Transactions in the class effected during the past sixty days:
The following transactions in the Issuer's Common Stock were effected during the past 60 days by the Reporting Person:

Transactions by the Reporting Person and the Spouse in the Past 60 Days

Name: Kendall Larsen
Transaction Date: 11/24/2025
Quantity: 50,000
Price Per Share(1): $20.22
How Effected: (2)

Name: Kathleen Larsen
Transaction Date: 11/24/2025
Quantity: 30,000
Price Per Share(1): $20.22
How Effected: (3)

________________________
(1) Represents the closing price of a share of the Issuer's Common Stock on The Nasdaq Stock Market LLC on the transaction date.
(2) Stock options issued to the Reporting Person.
(3) Stock options issued to the Reporting Person's spouse.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Larsen Kendall: /s/ Kendall Larsen, Kendall Larsen, Chief Executive Officer, President and Director (11/26/2025)